



NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 196800632D

ANNOUNCEMENT

CAPITAL REDUCTION AND CASH DISTRIBUTION OF APPROXIMATELY S$1.34 BILLION (THE "CAPITAL REDUCTION")

Following the approval of its Shareholders at the Extraordinary General Meeting held on 3 January 2006, and the approval of the High Court obtained on 11 January 2006, in each case for the Capital Reduction, the Board of Directors of Neptune Orient Lines Limited (the "**Company**") wishes to announce the following:

(1) The Company's cash distribution of an amount of S$0.92 per Share in cash for every Share held as at the Books Closure Date of 27 January 2006, is targeted for payment by 21 February 2006. This amount is derived as follows:

Share Premium Account	-	S$0.62 per Share
Retained Earnings Account	-	S$0.30 per Share

(2) The adjustments to the awards of Shares granted pursuant to the Company's Performance Share Plan ("**Awards**") as a result of the Capital Reduction are as follows:

Pre-Adjustment Awards	-	941,336 Shares
Adjustments to Awards (based on the adjustment method set out in the Circular to Shareholders dated 12 December 2005)	-	351,758 Shares
Post-Adjustment Awards	-	1,293,094 Shares

Marjorie Wee/Wong Kim Wah (Ms)
Company Secretaries


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Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	01-Feb-2006 17:26:55
Announcement No.	00049

>> Announcement Details
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Announcement Title *	CAPITAL REDUCTION AND CASH DISTRIBUTION OF APPROXIMATELY S$1.34 BILLION (THE "CAPITAL REDUCTION")
Description	Attached is an announcement on the above.
Attachments:	 010206Announcement.pdf Total size = **23K** (2048K size limit recommended)


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CHAIRMAN : CHENG WAI KEUNG

1 February 2006

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the Capital Reduction and Cash Distribution of approximately S$1.34 Billion. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

cc: Christopher E. Palmer
Goodwin Procter LLP
By email: cpalmer@goodwinprocter.com

Enc

NEPTUNE ORIENT LINES LTD
456 ALEXANDRA ROAD, NOL BUILDING,
SINGAPORE 119962.
TEL: (65) 6278 9000, FAX: (65) 6278 4900
WEBSITE: ht
Co. Reg. No.: 196800632D

O:\CSO\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2006\Letter to SEC (Elliott Staffin)- 1Feb06.DOC